Ron Hassen

Principal Financial Officer and Senior

Vice President

Nasdaq, Inc.

One Liberty Plaza

New York, NY 10006

July 14, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attention:	Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities

Re:	Nasdaq, Inc.

Form 10-K for the year ended December 31, 2015

Filed on February 26, 2016

File No. 000-32651

Dear Mr. Gordon:

On behalf of Nasdaq, Inc. (the “Company,” “Nasdaq,” “we” and “our”), set forth below is our response to the comment letter dated July 11, 2016 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K for the year ended December 31, 2015 (the “Form 10-K”). To assist your review, we have included the text of the Staff’s comment below in italics.

Form 10-K for the year ended December 31, 2015

Non-GAAP Financial Measures, page 47

1.	We note your response to our prior comment one. Please include disclosure in future filings that describes the adjustments made to previously reported Non-GAAP measures, the reasons for such adjustments and why the revised measure disclosed represents a more useful presentation of the Company’s operating performance.

In future filings where there have been adjustments to previously reported non-GAAP measures, we will expand our disclosure to include a more detailed description of the adjustments made to previously reported non-GAAP measures, the reasons for such adjustments and why the revised measure disclosed represents a more useful presentation of our ongoing operating performance. For purposes of illustration, the following is an example of the disclosure that the Company will include in its 2016 Form 10-K:

In the first quarter of 2015, Nasdaq began excluding the amortization of acquired intangible assets when evaluating the performance of our businesses and its managers and when allocating resources amongst the businesses. Our non-GAAP and operating income metrics are used internally and by our investors to measure the ongoing operating performance of the Company. Management’s view of operating performance has not changed significantly from prior periods. However, intangible asset amortization expense can vary from period to period due to episodic acquisitions completed, rather than from the Company’s ongoing business operations. As such, if intangible asset amortization is included in performance measures, it is more difficult to assess the day-to-day operating performance of the businesses, the relative operating performance of the businesses between periods, and the earnings power of the Company. In connection with this change to the calculation of our internal performance measures in the first quarter of 2015, we also aligned our external reporting with these same performance measures. Historical periods were restated to conform to the current presentation. Performance measures excluding intangible asset amortization therefore, provide investors with a more useful representation of our businesses’ ongoing activity in each period.

* * *

As requested by the Staff, the Company acknowledges the following.

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact me at (212) 401-8726.

Sincerely,

/s/ Ron Hassen

Ron Hassen

Principal Financial Officer and Senior

Vice President